Exhibit 99(a)(8)

1200 Corporate Drive
Suite 200
Birmingham, Alabama 35242

March 5, 2009

Dear Emageon Stockholder:

We are pleased to inform you that on February 23, 2009, Emageon Inc. (“Emageon”) entered into an Agreement and Plan of Merger with AMICAS, Inc. (“Parent”) and AMICAS Acquisition Corp., a wholly owned subsidiary of AMICAS (“Purchaser”), that provides for the acquisition of Emageon.

Pursuant to the merger agreement, Purchaser has commenced a tender offer to purchase all of the outstanding shares of Emageon common stock at a price of $1.82 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Emageon’s outstanding common stock (on a fully-diluted basis) being tendered. Unless extended, the tender offer is scheduled to expire at 11:59 p.m., New York City time, on Wednesday, April 1, 2009.

Following the consummation of the tender offer, and subject to the terms and conditions in the merger agreement, Purchaser will merge with and into Emageon, and Emageon will become a wholly owned subsidiary of AMICAS. In the merger, the shares of Emageon common stock that remain outstanding following the consummation of the tender offer will be converted into the right to receive $1.82 per share in cash.

Emageon’s Board of Directors has unanimously (i) declared that the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Emageon and its stockholders, and (ii) approved the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement. Accordingly, Emageon’s Board of Directors unanimously recommends that Emageon stockholders accept the tender offer and tender their shares pursuant to the tender offer.

Enclosed is Emageon’s Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed are the Offer to Purchase, Letter of Transmittal and related documents from Purchaser commencing the tender offer. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Emageon common stock. We urge you to read these documents and to consider this information carefully before tendering your shares.

If you have any questions, you may contact Purchaser’s information agent for the tender offer, Morrow & Co., LLC, at (800) 607-0088.

The directors and management of Emageon thank you for your support.

Sincerely,

Charles A. Jett, Jr.
Chief Executive Officer